UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 28)*
AutoZone, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
053332102

(CUSIP Number)
John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	053332102	Page	2	of	16

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,735,004

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,735,004

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	Page	3	of	16

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		67,410

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,410

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	Page	4	of	16

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,820,940

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,820,940

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053332102	Page	5	of	16

1	NAME OF REPORTING PERSON Acres Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,182,851

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,182,851

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	Page	6	of	16

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		67,410

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,410

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	053332102	Page	7	of	16

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,363,983

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,363,983

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	053332102	Page	8	of	16

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,164,606

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,164,606

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	053332102	Page	9	of	16

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		20,206,018

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,206,018

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,206,018

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.6%

14	TYPE OF REPORTING PERSON

	IN

Item 5. Interest in Securities of the Issuer
SIGNATURE

Page	10	of	16
     This Amendment No. 28 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 28 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”) and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Institutional, Investors, Acres, RBSIM, RBS, Investments and Mr. Lampert are collectively defined in this Amendment as the “Filing Persons.” Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.
     The Filing Persons are filing this Amendment No. 28 to report that the number of Shares that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding Shares of the Issuer.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 20,206,018 Shares (which represents approximately 37.6% of the 53,733,813 Shares outstanding as of June 15, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 18, 2009).

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED		SHARES	POWER	POWER	POWER	POWER
ESL Partners, L.P.	20,206,018	(1)	37.6%	12,735,004	0	12,735,004	0
ESL Institutional Partners, L.P.	20,206,018	(1)	37.6%	67,410	0	67,410	0
ESL Investors, L.L.C.	20,206,018	(1)	37.6%	2,820,940	0	2,820,940	0
Acres Partners, L.P.	20,206,018	(1)	37.6%	3,182,851	0	3,182,851	0
RBS Investment Management, L.L.C.	20,206,018	(1)	37.6%	67,410 (2)	0	67,410 (2)	0
RBS Partners, L.P.	20,206,018	(1)	37.6%	16,363,983 (3)	0	16,363,983 (3)	0

Page	11	of	16

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED	SHARES	POWER	POWER	POWER	POWER
ESL Investments, Inc.	20,206,018 (1)	37.6%	20,164,606 (4)	0	20,164,606 (4)	0
Edward S. Lampert	20,206,018 (1)	37.6%	20,206,018 (1)	0	20,206,018 (1)	0

(1)	This number consists of 12,735,004 Shares held by Partners, 67,410 Shares held by Institutional, 2,820,940 Shares held in an account established by the investment member of Investors, 3,182,851 Shares held by Acres, 808,039 Shares held by RBS, 550,362 Shares held by Investments, 20,803 Shares held by Mr. Lampert and 20,609 Shares held by the Edward and Kinga Lampert Foundation, of which Mr. Lampert is a trustee.

(2)	This number consists of 67,410 Shares held by Institutional.

(3)	This number consists of 12,735,004 Shares held by Partners, 2,820,940 Shares held in an account established by the investment member of Investors and 808,039 Shares held by RBS.

(4)	This number consists of 12,735,004 Shares held by Partners, 67,410 Shares held by Institutional, 2,820,940 Shares held in an account established by the investment member of Investors, 808,039 Shares held by RBS, 3,182,851 Shares held by Acres and 550,362 Shares held by Investments.
In addition, Mr. Crowley, the President and Chief Operating Officer of Investments and a Director of the Issuer, directly owns 310 Shares and options, which are not exercisable in the next 60 days, to purchase 6,526 Shares.
     (c) Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since June 23, 2009, the date of the last Amendment on Schedule 13D by the Filing Persons.
     (d) Not applicable.
     (e) Not applicable.

Page	12	of	16
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 17, 2009

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its managing member

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ACRES PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

Page	13	of	16

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

Page	14	of	16
ANNEX A
RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF
AUTOZONE, INC.

				Weighted
			Number of	Average
	Date of	Nature of	Shares of	Price per
Entity	Transaction	Transaction	Common Stock	Share
ESL Partners, L.P.	7/15/2009	open market sales	191,674	$158.06
ESL Partners, L.P.	7/15/2009	open market sales	8,711	$159.11
ESL Partners, L.P.	7/15/2009	open market sales	11,146	$160.22
ESL Partners, L.P.	7/16/2009	open market sales	218,435	$157.87
ESL Partners, L.P.	7/17/2009	open market sales	131,198	$157.13
Account established by the investment member of ESL Investors, L.L.C.	7/15/2009	open market sales	42,457	$158.06
Account established by the investment member of ESL Investors, L.L.C.	7/15/2009	open market sales	1,930	$159.11
Account established by the investment member of ESL Investors, L.L.C.	7/15/2009	open market sales	2,469	$160.22
Account established by the investment member of ESL Investors, L.L.C.	7/16/2009	open market sales	48,363	$157.87
Account established by the investment member of ESL Investors, L.L.C.	7/17/2009	open market sales	29,061	$157.13
ESL Institutional Partners, L.P.	7/15/2009	open market sales	1,015	$158.06
ESL Institutional Partners, L.P.	7/15/2009	open market sales	46	$159.11
ESL Institutional Partners, L.P.	7/15/2009	open market sales	59	$160.22

Page	15	of	16

				Weighted
			Number of	Average
	Date of	Nature of	Shares of	Price per
Entity	Transaction	Transaction	Common Stock	Share
ESL Institutional Partners, L.P.	7/16/2009	open market sales	1,156	$157.87
ESL Institutional Partners, L.P.	7/17/2009	open market sales	694	$157.13
ESL Investments, Inc.	7/15/2009	open market sales	8,283	$158.06
ESL Investments, Inc.	7/15/2009	open market sales	376	$159.11
ESL Investments, Inc.	7/15/2009	open market sales	483	$160.22
ESL Investments, Inc.	7/16/2009	open market sales	9,436	$157.87
ESL Investments, Inc.	7/17/2009	open market sales	5,670	$157.13
RBS Partners, L.P.	7/15/2009	open market sales	12,162	$158.06
RBS Partners, L.P.	7/15/2009	open market sales	553	$159.11
RBS Partners, L.P.	7/15/2009	open market sales	707	$160.22
RBS Partners, L.P.	7/16/2009	open market sales	13,853	$157.87
RBS Partners, L.P.	7/17/2009	open market sales	8,324	$157.13
Edward S. Lampert	7/15/2009	open market sales	313	$158.06
Edward S. Lampert	7/15/2009	open market sales	14	$159.11
Edward S. Lampert	7/15/2009	open market sales	19	$160.22
Edward S. Lampert	7/16/2009	open market sales	357	$157.87
Edward S. Lampert	7/17/2009	open market sales	214	$157.13
Edward and Kinga Lampert Foundation	7/15/2009	open market sales	310	$158.06
Edward and Kinga Lampert Foundation	7/15/2009	open market sales	14	$159.11
Edward and Kinga Lampert Foundation	7/15/2009	open market sales	18	$160.22
Edward and Kinga Lampert Foundation	7/16/2009	open market sales	353	$157.87

Page	16	of	16

Weighted
			Number of	Average
	Date of	Nature of	Shares of	Price per
Entity	Transaction	Transaction	Common Stock	Share
Edward and Kinga Lampert Foundation	7/17/2009	open market sales	212	$157.13